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WASH, D.C.
199
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Washington, DC

FILE NO. 82-34777

February 13, 2006

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

West Japan Railway Company
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to West Japan Railway Company (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the documents which contents were announced by the Company:

- Flash Report (Consolidated Basis) Results for the nine months ended December 31, 2005 (dated January 31, 2006)

Yours truly,

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Kunio Aoki

Encls.
cc: West Japan Railway Company
Sullivan & Cromwell, Tokyo (w/o documents)

January 31, 2006
Last posted on January 31, 2006

West Japan Railway Company

Flash Report (Consolidated Basis)

Results for the nine months ended December 31, 2005

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of January 31, 2006 based on information available to JR-West as of the date January 31, 2006 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.


WASH., D.C.
MAR - 3 2006
199
SECTION

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Takeshi Kakiuchi

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

1. Items related to the preparation of this summary of quarterly results

(1) Adoption of simplified accounting methods: No

(2) Changes in accounting methods from the previous consolidated fiscal year: No

(3) Changes in consolidated financial conditions

Number of consolidated subsidiaries added: 3

Number of consolidated subsidiaries removed: 0

2. Results for the nine months ended December 31, 2005 (from April 1, 2005 to December 31, 2005)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the same period of the previous year)		Operating income (% change from the same period of the previous year)		Recurring profit (% change from the same period of the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Nine months ended December 31, 2005	926,264	(1.7)	125,257	(12.3)	97,726	(20.3)
Nine months ended December 31, 2004	910,526	(0.6)	111,494	(4.0)	81,265	(8.3)
(Reference) Year ended March 31, 2005	1,220,847		133,100		95,933	

	Net income (% change from the same period of the previous year)		Net income per share	Net income per share after dilution
	Millions of yen		Yen	Yen
Nine months ended December 31, 2005	50,256	(-12.1)	25,139.15	-
Nine months ended December 31, 2004	57,143	(24.1)	28,584.43	-
(Reference) Year ended March 31, 2005	58,996		29,462.96	-

(2) Financial Position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
December 31, 2005	2,362,585	566,867	24.0	283,559.44
December 31, 2004	2,360,315	522,670	22.1	261,450.74
(Reference) March 31, 2005	2,364,322	524,357	22.2	262,232.61

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at the end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Nine months ended December 31, 2005	124,039	-63,126	-38,299	85,131
Nine months ended December 31, 2004	85,628	-27,113	-37,169	92,015
(Reference) Year ended March 31, 2005	142,970	-84,918	-66,480	62,241

(Reference)

Forecasts for FY2006/3 (from April 1, 2005 to March 31, 2006)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Fiscal year	1,237,400	98,200	45,500	22,768.00

Forecasts for FY2006/3 on a non-consolidated basis (from April 1, 2005 to March 31, 2006)

	Operating revenues	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Fiscal year	851,500	74,500	35,000	17,500.00

* See cautionary statement regarding Forward-Looking Statements on the front page of this report with respect to some risks and uncertainties that may cause actual results of differ from these forecasts.

Operating Results and Financial Position

On April 25, 2005, one of the Company's rapid trains derailed between Tsukaguchi and Amagasaki stations on the JR Fukuchiyama Line, resulting in a tragic accident that caused 106 fatalities and more than 500 injuries among the passengers.

We pray for the victims of the accident and offer our sincerest apologies to their families, the injured passengers, the residents of the condominium into which the train crashed, and everyone else affected by the accident. We hope that the injured passengers will recover quickly and are deeply sorry for the immense grief and adversity caused by this tragedy.

Going forward, JR-West will continue to advance efforts based on its Safety Enhancement Plan, which was formulated in May 2005, to build a corporate culture that places a top priority on safety. We recognize that safety is not something that comes naturally; rather, it is something that we must create with our own hands.

Performance Highlights

Consolidated Results for the Nine Months Ended December 31, 2005 (April 1, 2005-December 31, 2005)

Operating revenues: ¥926.2 billion
Operating income: ¥125.2 billion
Recurring profit: ¥97.7 billion
Net income: ¥50.2 billion

Note: As of FY2006/3, Railway Track & Structures Technology Co., Ltd., West Japan Electric Technology Co., Ltd., and JR West Financial Management Co., Ltd., were added to the scope of consolidation.

1. Results by Business Segment (Consolidated Basis)

1. ***Transportation Operations***

JR-West proceeded with the steady implementation of its May 2005 Safety Enhancement Plan. Specifically, JR-West added coaching to the training curriculum for supervisory-level personnel, revised accident prevention training for train crews, and took other steps to make training programs more effective; installed automatic train stop (ATS) systems to prevent trains from exceeding the speed limit when traveling on the curved portions of railway tracks; and upgraded training facilities through the introduction of driver simulators and other improvements. In this way, JR-West worked with both "hard" and "soft" tools to promote safety.

In its Sanyo Shinkansen services, JR-West worked to enhance transportation services through such measures as putting additional trains into operation in response to an increase in ridership due to such factors as the increase in the number of *Nozomi* trains originating in the Sanyo region and offering direct service to Tokyo as a result of March 2005 timetable revisions. In its conventional lines services, JR-West revised driver timetables for service between Amagasaki and Takarazuka stations on the Fukuchiyama Line and installed an automatic train stop-pattern (ATS-P) system for this area of railway. Service on the aforementioned stretch of railway was resumed on June 19, 2005, having been out of service temporarily following the accident. In addition, in October 2005, JR-West implemented passenger timetable revisions in line with revisions to certain driver timetables on the Hanwa and Kansai lines.

In sales and marketing, JR-West promoted such mainstay products as *Nozomi* early reservation discount tickets and packages offering transportation and access to the Aichi World Expo as well as worked with localities, other JR companies, and travel agencies to generate and meet tourism demand via such campaigns as "Destination Hiroshima" and "DISCOVER WEST." Enhancements in services for customers included the installation of additional Green Ticket Vending

Machines and creation of more barrier-free environments, including expanding the number of elevators and escalators in railway stations and related facilities. Moreover, new services were introduced to improve the passenger-friendliness of the JR-West system, including the new Lost and Found Management System, which went into operation in the Kyoto-Osaka-Kobe region to provide prompt responses to inquiries regarding lost items and proper management of lost and found services.

As for initiatives to protect the global environment, JR-West has expanded its environmental management system through the Group, based on the ISO 14001 international standards. JR-West is also endeavoring to reduce the impact of its activities on the natural environment by reducing the energy consumption of its transportation vehicles and stepping up the recycling of materials.

Against a backdrop of intensifying competition in highway bus services, JR-West introduced "Super Dream," a new type of overnight highway bus service between Osaka and Tokyo, as part of efforts to enhance its transportation services. In addition, JR-West upgraded its reserved ticket sales system and took other steps to make its services more convenient.

As a result, operating revenue for Transportation Operations edged up 0.9% from the same period of the previous fiscal year, to ¥641.7 billion, and operating income grew 13.0%, to ¥99.7 billion.

2. ***Sales of Goods and Food Services***

JR-West worked to expand its business in and around stations through such initiatives as opening a Daily-in convenience store inside Fukuchiyama Station and the *Umesan Koji* commercial complex, which primarily comprises eateries, in the space under elevated tracks in Osaka Station as part of ongoing "NexStation Plan" efforts to bolster the competitiveness of its stations.

As a result, the Sales of Goods and Food Services segment generated operating revenue of ¥181.0 billion, reflecting a 3.6% increase from the same period of the previous fiscal year, and operating income rose 7.7%, to ¥4.9 billion.

3. ***Real Estate***

Along with the elevation of the tracks at Fukui Station, JR-West has opened Prism Fukui, a shopping center below the tracks. Other real estate related activities include the renovation of the shopping center Gare Suminodo, the development of condominium apartments on land formerly occupied by housing for Company employees, and further real estate development in the vicinity of station buildings. In addition, as part of the renovation of Osaka Station and the development of the New North Building, the design for the North Building has been decided and steady progress is being made according to plan.

As a result, operating revenues for the Real Estate segment increased 1.6%, to ¥53.8 billion, and operating income climbed 7.8%, to ¥15.5 billion.

4. Other Businesses

In JR-West's travel agency operations, subsidiary Nippon Travel Agency Co., Ltd., actively launched new products and services to mark the 100th anniversary of its establishment. These included the creation and introduction of Red Balloon Centennial, a high-value-added travel product, and other tour packages using chartered transportation. In its hotel business, JR-West renovated guest rooms, restaurants, and banquet halls, while banquet and culinary departments planned various events to promote sales.

As a result, operating revenues rose 4.4% from the same period of the previous fiscal year, to ¥181.3 billion, and operating income jumped 16.7%, to ¥4.4 billion.

2. Forecasts for the Full Fiscal Year Ending March 31, 2006

JR-West expects the operating environment to remain challenging and will implement various measures to fully leverage its management resources to enhance corporate value while consistently placing a top priority on safety.

Consolidated results forecasts for the fiscal year ending March 31, 2006, are as follows:

Operating revenues: ¥1,237.4 billion
Operating income: ¥132.1 billion
Recurring profit: ¥98.2 billion
Net income: ¥45.5 billion

3. Financial Position

(1) Cash flows from operating activities

Cash generated by operating activities rose ¥38.4 billion from the same period of the previous fiscal year, to ¥124.0 billion, primarily owing to a decline in retirement allowance, corporate tax, and other payments.

(2) Cash flows from investing activities

Cash flows used in investing activities came to ¥63.1 billion, representing a ¥36.0 billion increase from the same period of the previous fiscal year, mainly due to capital expenditures and a decline in proceeds from the sale of stock.

(3) Cash flows from financing activities

Cash flows used in financing activities amounted to ¥38.2 billion, representing a ¥1.1 billion rise from the same period of the previous fiscal year, as a result of a ¥25.8 billion reduction in long-term debt, the payment of dividends, and other factors.

As a result of the aforementioned factors, cash and cash equivalents at the end of the period under review increased ¥22.8 billion, to ¥85.1 billion, compared with the end of the previous fiscal year.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	December 31, 2005	March 31, 2005	Change	December 31, 2004
ASSETS				
Current assets:				
Cash	97,291	62,901	34,389	92,675
Accounts receivable	36,674	42,959	-6,284	36,494
Deferred tax assets	11,492	19,079	-7,586	10,630
Other current assets	95,721	89,179	6,542	85,784
Total current assets	**241,179**	**214,120**	**27,059**	**225,584**
Fixed assets:				
Property, plant and equipment	**1,954,621**	**2,002,218**	**-47,597**	**1,988,286**
Investments and other assets:	**166,743**	**147,939**	**18,803**	**146,443**
Investment securities	62,579	53,695	8,884	53,262
Deferred tax assets	83,644	73,014	10,629	71,512
Other investments and assets	20,519	21,229	-710	21,668
Total fixed assets	**2,121,364**	**2,150,158**	**-28,793**	**2,134,729**
Deferred assets	**40**	**44**	**-3**	**1**
Total assets	**2,362,585**	**2,364,322**	**-1,737**	**2,360,315**

	Millions of yen			
	December 31, 2005	March 31, 2005	Change	December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	108,271	69,511	38,759	56,522
Accounts payable	49,175	92,964	-43,789	48,623
Other current liabilities	345,690	334,787	10,903	338,151
Total current liabilities	**503,136**	**497,263**	**5,872**	**443,297**
Long-term liabilities:				
Bonds and long-term debt	947,521	1,012,156	-64,635	1,058,173
Retirement allowances for employees	207,393	199,779	7,613	204,295
Other long-term liabilities	110,860	105,288	5,571	106,963
Total long-term liabilities	**1,265,774**	**1,317,224**	**-51,449**	**1,369,432**
Total liabilities	**1,768,911**	**1,814,488**	**-45,576**	**1,812,729**
Minority interest	**26,805**	**25,476**	**1,329**	**24,916**
Shareholders' equity				
Capital stock	100,000	100,000	-	100,000
Capital surplus	55,000	55,000	-	55,000
Consolidated retained earnings	402,640	365,303	37,337	363,450
Evaluation differences on other securities	**9,554**	**4,381**	**5,173**	**4,546**
Treasury stock	**-327**	**-327**	**-**	**-327**
Total shareholders' equity	**566,867**	**524,357**	**42,510**	**522,670**
Total liabilities, minority interest, and shareholders' equity	**2,362,585**	**2,364,322**	**-1,737**	**2,360,315**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Nine months ended December 31, 2005	Nine months ended December 31, 2004	Change	(Reference) Year ended March 31, 2005
Operating revenues	926,264	910,526	15,738	1,220,847
Operating expenses	801,006	799,031	1,975	1,087,747
Operating income	125,257	111,494	13,762	133,100
Nonoperating revenues	2,968	2,493	474	6,284
Nonoperating expenses	30,499	32,723	-2,224	43,451
Recurring profit	97,726	81,265	16,460	95,933
Extraordinary profits	36,895	57,074	-20,178	79,204
Extraordinary losses	48,720	37,008	11,711	69,725
Income before income taxes	85,901	101,330	-15,429	105,411
Corporation, inhabitants and enterprise taxes	34,208	42,347	-8,139	43,987
Minority interests in earnings of consolidated subsidiaries	1,437	1,839	-401	2,428
Net income	50,256	57,143	-6,887	58,996

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen			
	Nine months ended December 31, 2005	Nine months ended December 31, 2004	Change	(Reference) Year ended March31, 2005
I. Cash flows from operating activities				
Net cash provided by operating activities	124,039	85,628	38,411	142,970
II. Cash flows from investing activities				
Purchases of property, plant and equipment	-92,609	-86,212	-6,396	-145,371
Other	29,482	59,098	-29,615	60,452
Net cash used in investing activities	-63,126	-27,113	-36,012	-84,918
III. Cash flows from financing activities				
Change in long-term borrowings, net	-25,875	-23,850	-2,025	-56,878
Other	-12,423	-13,318	895	-9,602
Net cash used in financing activities	-38,299	-37,169	-1,130	-66,480
IV. Change in cash and cash equivalents, net	22,614	21,345	1,268	-8,427
V. Cash and cash equivalents at beginning of the period	62,241	70,655	-8,413	70,655
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	275	14	260	14
VII. Cash and cash equivalents at the end of the period	85,131	92,015	-6,883	62,241

SEGMENT INFORMATION

1. Information by business segment

Nine months ended December 31, 2004 (from April 1, 2004 to December 31, 2004)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	635,762	174,817	52,930	173,702	1,037,213	-126,687	910,526
Operating expenses	547,441	170,193	38,492	169,907	926,035	-127,003	799,031
Operating income	88,321	4,623	14,437	3,795	111,178	316	111,494

Nine months ended December 31, 2005 (from April 1, 2005 to December 31, 2005)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	641,743	181,052	53,803	181,364	1,057,963	-131,699	926,264
Operating expenses	541,977	176,071	38,244	176,933	933,227	-132,220	801,006
Operating income	99,766	4,981	15,558	4,430	124,736	520	125,257

(Reference) FY 2005/3 (from April 1, 2004 to March 31, 2005)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues	846,002	232,862	70,891	259,598	1,409,354	-188,507	1,220,847
Operating expenses	746,636	227,625	51,969	249,413	1,275,644	-187,897	1,087,747
Operating income	99,365	5,237	18,922	10,185	133,710	-609	133,100

Reference Materials

CONSOLIDATED RESULTS FORECASTS FOR FY2006/3 (from April 1, 2005 to March 31, 2006) (Reference)

	Billions of yen		
	Forecasts for FY2006/3	FY2005/3	Change from the previous year
Operating revenues	<1.45>*1 [1,233.0]*2 1,237.4	<1.44>*1 1,220.8	16.5
Operating expenses	1,105.3	1,087.7	17.5
Operating income	[129.3] *2 132.1	133.1	-1.0
Nonoperating revenues	-33.9	-37.1	3.2
Recurring profit	[95.2] *2 98.2	95.9	2.2
Net income	<1.30>*1 [48.5] *2 45.5	<1.23>*1 58.9	-13.4

Notes: 1. The figures in "< >" are the consolidated-to-parent ratio.

2. The figures in "[ ]" are results forecasts announced on November 8, 2005.

BUSINESS SEGMENT RESULTS FORECASTS (Reference)

	Billions of yen		
	Forecasts for FY2006/3	FY2005/3	Change from the previous year
Transportation			
Operating revenues	851.4	846.0	5.3
Operating income	97.1	99.3	-2.2
Sales of goods and food services			
Operating revenues	236.1	232.8	3.2
Operating income	5.5	5.2	0.2
Real estate			
Operating revenues	75.4	70.8	4.5
Operating income	19.9	18.9	0.9
Other			
Operating revenues	275.2	259.5	15.6
Operating income	10.5	10.1	0.3

NON-CONSOLIDATED STATEMENTS OF INCOME (Reference)

	Billions of yen		
	Nine months ended December 31, 2005	Nine months ended December 31, 2004	Change from the same period of the previous year
Operating revenues:			
Transportation	573.2	565.6	7.5
Transportation incidentals	16.7	16.9	-0.1
Other operations	13.1	13.4	-0.3
Miscellaneous	38.2	39.8	-1.6
	641.4	**635.9**	**5.5**
Operating expenses:			
Personnel costs	208.4	216.0	-7.6
Non personnel costs	213.3	209.0	4.2
Rental payments	18.5	18.4	0.1
Taxes	25.1	26.0	-0.9
Depreciation	68.2	70.0	**-1.7**
	533.6	**539.6**	**-6.0**
Operating income:	**107.8**	**96.2**	**11.5**
Non operating loss:			
Non operating revenues	1.5	1.4	0
Non operating expenses	**28.8**	**30.7**	**-1.9**
	-27.3	**-29.2**	**1.9**
Recurring profit:	**80.5**	**66.9**	**13.5**
Extraordinary income:			
Extraordinary profit	35.4	51.8	-16.3
Extraordinary loss	46.6	34.4	12.1
	-11.1	**17.3**	**-28.5**
Income before income taxes	**69.3**	**84.3**	**-15.0**
Income taxes	**27.2**	**34.8**	**-7.5**
Net income	**42.0**	**49.4**	**-7.4**

NON-CONSOLIDATED BALANCE SHEETS (Reference)

	Billions of yen		
	December 31, 2005	March 31, 2005	Change
ASSETS			
Current assets:			
Total current assets	155.7	127.9	27.7
Fixed assets:			
Fixed assets for railway operations	1,650.8	1,683.8	-32.9
Construction in progress	57.5	67.8	-10.2
Investments and advances	237.6	218.4	19.1
Total fixed assets	1,946.0	1,970.1	-24.0
Total assets	**2,101.8**	**2,098.0**	**3.7**

	December 31, 2005	March 31, 2005	Change
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	84.6	65.9	18.7
Accounts payable	385.3	409.5	-24.1
Total current liabilities	**470.0**	**475.4**	**-5.4**
Total long-term liabilities:			
Bonds and long-term debt	910.4	948.2	-37.8
Retirement allowances for employees	188.4	181.7	6.7
Long-term payables for leased railway facilities	24.7	18.2	6.4
Total long-term liabilities	**1,123.6**	**1,148.2**	**-24.6**
Total liabilities	**1,593.6**	**1,623.7**	**-30.1**
Capital stock	**100.0**	**100.0**	**-**
Capital surplus	**55.0**	**55.0**	**-**
Retained earnings:			
Earned legal surplus	11.3	11.3	-
Reserved for advanced depreciation on property	8.9	7.6	1.3
Other reserves	240.0	210.0	30.0
Unappropriated retained earnings	84.2	86.5	-2.3
Total retained earnings	**344.5**	**315.4**	**29.0**
Evaluation differences on other securities	**8.6**	**3.8**	**4.8**
Total shareholders' equity	**508.1**	**474.3**	**33.8**
Total liabilities and shareholders' equity	**2,101.8**	**2,098.0**	**3.7**

NON-CONSOLIDATED RESULTS FORECASTS FOR FY 2006/3
(from April 1, 2005 to March 31, 2006) (Reference)

	Billions of yen		
	Forecasts for FY2006/3	FY 2005/3	Change from the previous year
Operating revenues:			
Transportation	757.0	750.9	6.0
Miscellaneous	94.5	95.5	-10
	[849.0]* 851.5	846.4	5.0
Operating expenses	743.5	736.4	7.0
Operating income	[106.0] 108.0	110.0	-2.0
Non operating loss	-33.5	-35.6	2.1
Recurring profit	[72.5] 74.5	74.3	0.1
Net income	[39.0] 35.0	48.0	-13.0

Note: The figures in "[ ]" are results forecasts announced on November 8, 2005.